UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SYNACOR, INC.

(Name of Subject Company)

SYNACOR, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Common Stock)

Timothy J. Heasley

Chief Financial Officer

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(Address of registrant’s principal executive office)

(716) 853-1362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert J. Olivieri, Esq.

Craig M. Fischer, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Synacor, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2021 (as previously amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2021, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent, Purchaser, SY Holding Corporation and Centre Lane Partners V, L.P. with the SEC on March 3, 2021.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below after the end of Item 8(f) of the Schedule 14D-9 with the heading entitled “Legal Proceedings”:

“On March 16, 2021, complaints captioned Bushansky v. Synacor, Inc., et al., Case No. 1:21-cv-02268 (the “Bushansky Complaint”), Cook v. Synacor, Inc., et al., Case No. 1:21-cv-02271 (the “Cook Complaint”), and Kent v. Synacor, Inc., et al., Case No. 1:21-cv-02276 (the “Kent Complaint”) were each filed in the United States District Court for the Southern District of New York, in each case against the Company and each member of the Company Board. On March 17, 2021, a complaint captioned Jones v. Synacor, Inc., et al., Case No. 1:21-cv-02320 (the “Jones Complaint”), was filed in the United States District Court for the Southern District of New York, a complaint captioned Lenahan v. Synacor, Inc., et al., Case No. 1:21-cv-01402 (the “Lenahan Complaint”), was filed in the United States District Court for the Eastern District of New York, and a complaint captioned Waterman v. Synacor, Inc., et al., Case No. 2:21-cv-01296 (the “Waterman Complaint” and together with the Bushansky Complaint, the Cook Complaint, the Kent Complaint, the Jones Complaint and the Lenahan Complaint, the “March 16 and March 17 Complaints”), was filed in the United States District Court for the Eastern District of Pennsylvania, in each case against the Company and each member of the Company Board and, in the case of the Waterman Complaint, Purchaser and Parent.

Each of the March 16 and March 17 Complaints was brought on behalf of a purported stockholder of the Company and generally alleges violations of Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. In particular, each of the March 16 and March 17 Complaints generally alleges that the Schedule 14D-9 contains materially misleading and incomplete information concerning: (i) the background and process leading up to the Offer and the Merger; (ii) the Company’s financial projections; (iii) the fairness opinion and financial analyses performed by Canaccord Genuity; and (iv) in the case of the Bushansky Complaint and the Kent Complaint, potential conflicts of interest of Company insiders. The Cook Complaint alleges that the members of the Company Board breached their fiduciary duties owed to the plaintiff with respect to the Offer consideration. The Cook Complaint also contains additional allegations relating to the Offer consideration and certain deal protection devices agreed to by the Company in the Merger Agreement

The Bushansky Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger; (ii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; and (iii) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Cook Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger until the Company disseminates revised disclosures to the Schedule 14D-9; (ii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; (iii) to direct the defendants to account to the plaintiffs for all damages sustained; and (iv) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Kent Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger; (ii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; and (iii) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Jones Complaint seeks, among other things: (i) to enjoin the defendants from filing any amendment to the Schedule 14D-9 unless and until the defendants agree to include in the amendment the material information addressed in the Jones Complaint; (ii) to enjoin the defendants from proceeding with the Offer and the Merger, unless and until the defendants disclose the information addressed in the Jones Complaint; (iii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; (iv) to direct the defendants to account to the plaintiffs for all damages sustained; and (v) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Lenahan Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with the Offer and the Merger, unless and until the defendants disclose and disseminate the information addressed in the Lenahan Complaint; (ii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; (iii) to declare that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (iv) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Waterman Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger; (ii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; (iii) to direct the defendants to file a Schedule 14D-9 with the information addressed in the Waterman Complaint; (iv) to declare that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (v) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Company believes that each of the March 16 and March 17 Complaints is wholly without merit.

Additional legal proceedings arising out of, or relating to, the Offer or the Merger may be filed in the future.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021	SYNACOR, INC.

	By:	/s/ Timothy J. Heasley
	Name:	Timothy J. Heasley
	Title:	Chief Financial Officer